Exhibit 12.1

ARAMARK AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(A)
(Unaudited)
(In thousands)

	Fiscal Year Ended September 30, 2016		Fiscal Year Ended October 2, 2015		Fiscal Year Ended October 3, 2014 (B)		Fiscal Year Ended September 27, 2013		Fiscal Year Ended September 28, 2012
Income from continuing operations before income taxes	$430,931		$341,996		$229,677		$90,629		$124,968
Fixed charges, excluding capitalized interest	380,904		351,474		402,396		491,025		522,431
Undistributed earnings of less than 50% owned affiliates	(21,016)		(14,716)		(14,968)		(17,056)		(21,423)
Earnings, as adjusted	$790,819		$678,754		$617,105		$564,598		$625,976
Interest expense	$320,291		$290,151		$339,224		$430,275		$462,284
Portion of operating lease rentals representative of interest factor	60,233		60,600		62,667		59,767		59,133
Fixed charges	$380,524		$350,751		$401,891		$490,042		$521,417
Ratio of earnings to fixed charges	2.1	x	1.9	x	1.5	x	1.2	x	1.2	x

(A)
For the purpose of determining the ratio of earnings to fixed charges, earnings include pretax income (loss) from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).

(B)	Fiscal 2014 was a 53 week year.